Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following letter was distributed to customers of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems.

Dear (Customer),

As a key customer and partner with (OpCo), I am reaching out to let you know that our parent company, Fortive, has announced an agreement to combine four of our businesses – Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson—with Altra Industrial Motion.

Subject to customary closing conditions and approvals, we expect the transaction will be completed in the last half of 2018. During this transition, these companies will continue to conduct business as usual.

Upon completion of the transaction, the President and CEO of the “New Altra” will be the current President and CEO of Altra Industrial Motion, Carl Christenson. The members of the Fortive operating management team will become part of the “New Altra” management team. Patrick Murphy, Fortive Senior Vice President, will remain with Fortive and will take a lead role in planning the transition.

The combination of these businesses will yield many benefits to all of our customers:

•	Jacobs Vehicle Systems, Kollmorgen, Portescap and Thomson, in combination with Altra, will create a truly unique company – one of the largest, pure-play power transmission and motion control companies in the world.

•	The combination of businesses achieves critical scale and reach with go-to-market, delivery, end-user support, and professional services with expansive coverage in our focus end-markets.

•	Complementary product and a workforce of over 8,000 employees across the globe with focus on continuous improvement in quality, delivery, and cost that starts with the “Voice of the Customer”

•	Strong technical and engineering competency – 800+ engineers globally, working on similar applications and end-markets.

The combined companies will be committed to a seamless integration post-closing of the transaction, and we will be working directly with you to ensure service levels are maintained throughout the transition.

We are very excited about this opportunity to bring together industry leading organizations with complementary capabilities committed to enhanced customer value creation through a comprehensive suite of innovative capabilities from a single supplier. We feel this combination will be of great benefit to your success, and we look forward to sharing more of our vision with you upon completion of the transaction.

On behalf of our organization I would like to thank you for your continued commitment to (OpCo) and look forward to keeping you informed on the progress of the closing. Your continued satisfaction is very important to us so please do not hesitate to contact me directly if you require additional information.

Sincerely,

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, info@altramotion.com or by calling 781-917-0600.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.